UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2026

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

Publicly Held Company

CNPJ/MF: 07.689.002/0001-89

NIRE: 35.300.325.761

NOTICE TO THE MARKET

New Composition of Audit, Risk and Ethics Committee

Embraer S.A. (“Embraer or Company”) announces that the external member of the Audit, Risk and Ethics Committee (“Committee”), Mr. João Cox Neto, has resigned from his position. Therefore, the Committee is now composed of Dan Ioschpe (coordinator), Claudia Sender Ramirez, Márcio Fernando Elias Rosa, and Eduardo Rogatto Luque (external member). Considering the change in the Committee’s composition, Mr. Eduardo Rogatto Luque will serve as the Committee’s audit committee financial expert and corporate accounting specialist.

Embraer thanks Mr. João Cox Neto for his valuable contribution and dedication over the past years as an external member of the Committee.

São José dos Campos, January 26, 2026.

Antonio Carlos Garcia
Executive Vice President, Financial & Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2026

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations